Exhibit 12.2

CubeSmart L.P.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
Earnings before fixed charges:
Add:
Loss from continuing operations	$(28,051)	$(27,634)	$(21,291)	$(11,996)	$(5,052)	$2,064	$97
Fixed charges - per below	56,192	54,192	47,831	44,539	46,626	21,318	20,556
Less:
Capitalized interest	(108)	(99)	(73)	(132)	(82)	(31)	(62)

Earnings before fixed charges	28,033	26,459	26,467	32,411	41,492	23,351	20,591

Fixed charges:
Interest expense (including amortization premiums and discounts related to indebtedness)	55,880	53,943	47,608	44,257	46,394	21,249	20,456
Early extinguishment of debt	—	—	—	—	—	—	—
Capitalized interest	108	99	73	132	82	31	62
Estimate of interest within rental expense	204	150	150	150	150	38	38

Total Fixed Charges	56,192	54,192	47,831	44,539	46,626	21,318	20,556

Income allocated to preferred unitholders	—	—	—	—	1,218	—	3,004
Total combined fixed charges and preferred distributions	56,192	54,192	47,831	44,539	47,844	21,318	23,560

Ratio of earnings to fixed charges (a)	0.50	0.49	0.55	0.73	0.87	1.10	0.87

(a)  Due to our losses in fiscal 2007, 2008, 2009, 2010, 2011 and six months ended June 30, 2012 the coverage ratio was less than 1:1.  The Company must generate additional earnings of $28.2 million, $27.7 million, $21.4 million, $12.1 million, $6.4 million and $1.5 million to achieve a coverage of 1:1 in fiscal  2007, 2008, 2009, 2010, 2011 and six months ended June 30, 2012, repectively.